NEWS RELEASE August 14, 2006 NR-06-19

ENERGY METALS SIGNS OPTION AGREEMENT WITH BLUEROCK RESOURCES
ON ITS SKULL CREEK PROPERTY IN NORTHWEST COLORADO

Vancouver, British Columbia, August 14, 2006: As part of it’s strategy to maximize it’s large conventional uranium mining assets Energy Metals Corporation (TSX-EMC) is pleased to announce that it has signed an option agreement with Bluerock Resources Ltd. (TSX-V:BLD) of Vancouver, BC, to joint venture EMC’s 100% owned Skull Creek Project in Moffat County, Colorado. Bluerock can earn up to a 75% interest in the Skull Creek Project, which hosts an historic resource of 44 million lbs U3O8 from uranium-bearing lignite material grading 0.30% U3O8 (EMC June 30, 2006 news release).

Under terms of the agreement, which is subject to regulatory approval, Bluerock can earn a 65% interest in the project by:

  Spending US$2,500,000 on the property over five years;
  Issuing a total of 3 million shares to EMC over 5 years;
  Making a payment of US$6,000 on signing and reimbursing EMC for certain staking costs and fees for expanding the claim package in the summer of 2006;

Bluerock can earn an additional 10% by completing a feasibility study on the project

Further, in the event that the Skull Creek deposit goes into production, EMC will also receive a royalty of up to US$1.00/pound on all production over 5 million pounds.

The Option agreement guarantees an initial issuance of 300,000 shares of Bluerock Resources and a work commitment of US$150,000.00 to be completed in 2006.

The Skull Creek Project is comprised of 197 claims covering approximately 3,940 acres located on public lands administered by the Bureau of Land Management and 1,280 acres of State of Colorado leases and pending leases. The original position of 72 claims was acquired in the Standard Uranium Inc. merger. The Company’s property covers uranium mineralization in steeply dipping lignite beds of the Sego Sandstone along some 12 miles of the east-west striking northern limb of the Red Wash Syncline. The Property lies approximately 75 miles west of EMC’s Maybell property previously announced by Standard Uranium on April 6, 2005. The Company recently completed staking of additional ground to cover the downdip extension of the lignites and uranium roll front targets in sandstones of the Sego Formation.

Bluerock geologists have visited the project and are actively working to secure permitting to drill test the uranium mineralized lignite beds at depth. Subject to rig availability, drilling is expected to start in September 2006. The work program will be managed by Bluerock Resources.

According to a 1956 geologic report by Geological Services of Moab, Utah (Geologic Reconnaissance Report on Lignite Properties in Moffat County, Colorado by Wm. Dean McDougald and R. L. Mehle), uranium mineralization is contained in three of seven lignite and carbonaceous shale seams separated by much thicker sandstone beds. The seams are classified in numerical order from oldest to youngest as 1 through 7. McDougald and Mehle report that the No. 2 Seam is continuous and mineralized over a 12 mile strike length while the No. 3 and No. 5 seams show less thickness and continuity. The Company has staked 10.1 miles of the 12-mile mineralized strike length documented in the report and has been granted Colorado State Leases for an additional two miles.

Uranium in the lignites and sandstones of the Sego unit were derived from weathering of the then overlying Browns Park formation, a tuffaceous unit containing minute uranium values. Weathering and downward migration of the resulting uranium-charged groundwater provided a source of uranium and the organic material present in the lignites and sandstones provided a ready reductant to fix the uranium in place.

In a related business agreement, Bluerock has granted EMC the right to participate in future equity financings to maintain a 9.9% equity interest in Bluerock for a period of 12 months. The agreement may be extended by the mutual agreement of both parties.

William Sheriff, EMC’s Director and Executive Vice-President, said “EMC is pleased to see Bluerock moving forward on one of EMC’s many quality conventional mining opportunities. This type of relationship allows the Company to continue its focus on its goal of becoming the U.S. leader of ISR uranium production, while maximizing its conventional uranium assets.”

Comments on Historic Resources

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. The Skull Creek Property will require considerable further evaluation of the geology, metallurgy and resource base, which the Company's management, consultants and partners intend to carry out in due course.

Energy Metals Corporation

Energy Metals Corporation is a TSX listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palanaga uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

National Instrument 43-101 Disclosure

The technical content in this news release has been read and approved by Frank Ludeman, CPG, (American Institute of Professional Geologists, CPG-01759) a qualified person as defined by National Instrument 43-101, has reviewed this news release and is responsible for its content.

For further information, please contact:

Energy Metals Corporation

Paul Matysek, CEO and President: (604) 684-9007
Bill Sheriff, Corporate Development, Director: (972) 333-2214
Ran Davidson, Corporate Communications: (604) 697-5688

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.

For more information, send questions and comments to info@energymetalscorp.com.